SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                              TRIAD HOSPITALS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    89579K109
                                 (CUSIP Number)

                                   Mary A. Lee
                        TPG-Axon Capital Management, L.P.
                         888 Seventh Avenue, 38th Floor
                            New York, New York 10019
                                 (212) 479-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 30, 2006
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 2 of 16 Pages
-----------------------------                         -------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG-Axon GP, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A) [X]
                                                                        (B) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

     N/A
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF    7    SOLE VOTING POWER
 SHARES
                   0
              -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER

                   5,475,200
              -----------------------------------------------------------------
 OWNED BY     9    SOLE DISPOSITIVE POWER

  EACH             0

REPORTING
 PERSON       -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

  WITH             5,475,200
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,475,200
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

     [  ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
-------------------------------------------------------------------------------
* All percentage ownership reported in this Schedule 13D is based on 87,871,914 shares of Common Stock issued and outstanding as of July 31, 2006, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 filed with the Securities and Exchange Commission on August 8, 2006.

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 3 of 16 Pages
-----------------------------                         -------------------------

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         TPG-Axon Partners GP, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A) [X]
                                                                        (B) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e).

         N/A
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
 NUMBER OF    7    SOLE VOTING POWER
 SHARES
                   0
              -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER

                   1,882,011
              -----------------------------------------------------------------
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH             0

REPORTING
 PERSON       -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

  WITH             1,882,011
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,882,011
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [  ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
-------------------------------------------------------------------------------

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 4 of 16 Pages
-----------------------------                         -------------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG-Axon Partners, LP
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (A) [X]
                                                                       (B) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
-------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e).

     N/A
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
     NUMBER OF     7    SOLE VOTING POWER
      SHARES
                        0
-------------------------------------------------------------------------------
   BENEFICIALLY    8    SHARED VOTING POWER

                        1,882,011
-------------------------------------------------------------------------------
    OWNED BY       9    SOLE DISPOSITIVE POWER

      EACH              0

    REPORTING
     PERSON
-------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

      WITH              1,882,011
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,882,011
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
     [  ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
-------------------------------------------------------------------------------

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 5 of 16 Pages
-----------------------------                         -------------------------

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG-Axon Capital Management, L.P.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A) [X]
                                                                        (B) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

     N/A
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER
  SHARES
                    0
              -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

                    5,475,200
              -----------------------------------------------------------------
   OWNED BY    9    SOLE DISPOSITIVE POWER

   EACH             0

 REPORTING
              -----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            5,475,200
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,475,200
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [  ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
-------------------------------------------------------------------------------

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 6 of 16 Pages
-----------------------------                         -------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG-Axon Partners (Offshore), Ltd.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A) [X]
                                                                        (B) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

     N/A
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands, BWI
-------------------------------------------------------------------------------
    NUMBER OF     7    SOLE VOTING POWER
      SHARES
                       0
                  -------------------------------------------------------------
   BENEFICIALLY   8    SHARED VOTING POWER

                       3,593,189
                  -------------------------------------------------------------
     OWNED BY     9    SOLE DISPOSITIVE POWER

       EACH            0

    REPORTING
                  -------------------------------------------------------------
      PERSON      10   SHARED DISPOSITIVE POWER

       WITH            3,593,189
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,593,189
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
-------------------------------------------------------------------------------

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 7 of 16 Pages
-----------------------------                         -------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Dinakar Singh LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A) [X]
                                                                        (B) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

     N/A
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER
   SHARES
                    0
               ----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

                    5,475,200
               ----------------------------------------------------------------
  OWNED BY     9    SOLE DISPOSITIVE POWER

    EACH            0

 REPORTING
               ----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            5,475,200
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,475,200
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%*
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
-------------------------------------------------------------------------------

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 8 of 16 Pages
-----------------------------                         -------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Dinakar Singh
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A) [X]
                                                                        (B) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).

     N/A
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER
   SHARES
                    0
               ----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

                    5,475,200
               ----------------------------------------------------------------
  OWNED BY     9    SOLE DISPOSITIVE POWER

    EACH            0

 REPORTING
               ----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            5,475,200
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,475,200
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%*
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 9 of 16 Pages
-----------------------------                         -------------------------

     This Schedule 13D is being filed by TPG-Axon GP, LLC ("GPLLC"), TPG-Axon Partners GP, L.P. ("PartnersGP"), TPG-Axon Partners, LP ("TPG-Axon Domestic"), TPG-Axon Capital Management, L.P. ("TPG-Axon Management"), TPG-Axon Partners (Offshore), Ltd. ("TPG-Axon Offshore"), Dinakar Singh LLC ("Singh LLC") and Dinakar Singh ("Mr. Singh"). The foregoing persons are sometimes collectively referred to herein as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief of the Reporting Persons. This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Triad Hospitals, Inc., a Delaware corporation (the "Issuer"). References herein to the "Shares" are to the shares of Common Stock of the Issuer being reported herein by the Reporting Persons.

     The Reporting Persons are making a single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1.

     TPG-Axon Management, as investment manager to TPG-Axon Domestic and TPG-Axon Offshore, has the power to direct the disposition and voting of the Shares held by TPG-Axon Domestic and TPG-Axon Offshore. PartnersGP is the general partner of TPG-Axon Domestic. GPLLC is the general partner of PartnersGP and TPG-Axon Management. Singh LLC is a Managing Member of GPLLC. Mr. Singh, an individual, is the Managing Member of Singh LLC and in such capacity may be deemed to control Singh LLC, GPLLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the securities held by TPG-Axon Domestic and TPG-Axon Offshore. Mr. Singh and Eric Mandelblatt ("Mr. Mandelblatt") are Co-Chief Executive Officers of TPG-Axon Management.

     Each of Singh LLC, GPLLC, PartnersGP, Mr. Singh and Mr. Mandelblatt disclaims beneficial ownership of all of the shares of Common Stock reported in this Schedule 13D.

ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share, of the Issuer, acquired by private investment funds managed by TPG-Axon Management. The Issuer's principal executive office is located at 5800 Tennyson Parkway, Plano, Texas 75024.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This statement is filed on behalf of GPLLC, PartnersGP, TPG-Axon Domestic, TPG-Axon Management, TPG-Axon Offshore, Singh LLC and Mr. Singh.

     (b) The address of the principal business office of GPLLC, PartnersGP, TPG-Axon Domestic, TPG-Axon Management, Singh LLC, Mr. Singh and each of the executive officers of TPG-Axon Management, is c/o TPG-Axon Capital Management, L.P., 888 Seventh Avenue, 38th Floor, New York, New York 10019. The address of the principal business office of TPG-Axon Offshore is c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896 GT, Harbour Centre, George Town, Grand Cayman, Cayman Islands, BWI.

     (c) Each of Mr. Singh and Mr. Mandelblatt is primarily engaged in the business of investment management. The principal business of TPG-Axon Management is to serve as investment manager to the investment funds (TPG-Axon Domestic and TPG-Axon Offshore). The principal business of GPLLC is to serve as the general partner of PartnersGP and TPG-Axon Domestic. The principal business of PartnersGP is to serve as the general partner of TPG-Axon Management. The principal business of Singh LLC is to act as the Managing Member of GPLLC.

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 10 of 16 Pages
-----------------------------                         -------------------------

     (d) None of the Reporting Persons, nor any of their directors, executive officers or members have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor any of their directors, executive officers or members have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of PartnersGP, TPG-Axon Domestic and TPG-Axon Management is a Delaware limited partnership. Each of GPLLC and Singh LLC is a Delaware limited liability company. TPG-Axon Offshore is a Cayman Islands exempted company.

     The name, citizenship, present principal occupation or employment and business address of each director of TPG-Axon Offshore is set forth below. TPG-Axon Offshore does not have executive officers. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

          Mr. Singh is a citizen of the United States. His principal occupation is investment manager and he also serves as Director of TPG-Axon Offshore. His business address is TPG-Axon Partners (Offshore), Ltd., c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896 GT, Harbour Centre, George Town, Grand Cayman, Cayman Islands, BWI.

          Mr. Mandelblatt is a citizen of the United States. His principal occupation is investment manager and he also serves as Director of TPG-Axon Offshore. His business address is TPG-Axon Partners (Offshore), Ltd., c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896 GT, Harbour Centre, George Town, Grand Cayman, Cayman Islands, BWI.

          Ian Goodall is a citizen of the United Kingdom. His principal occupation is Director of TPG-Axon Offshore. His business address is International Management Services Ltd., P.O. Box 61, Harbour Centre, George Town, Grand Cayman, Cayman Islands, BWI.

          Martin Lang is a citizen of the United Kingdom. His principal occupation is Director of TPG-Axon Offshore. His business address is International Management Services Ltd., P.O. Box 61, Harbour Centre, George Town, Grand Cayman, Cayman Islands, BWI.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     TPG-Axon Offshore has purchased 3,593,189 Shares, using its investment capital and margin accounts in the ordinary course of business, for a total purchase price of approximately $151,614,494. TPG-Axon Domestic has purchased 1,882,011 Shares, using its investment capital and margin accounts in the ordinary course of business, for a total purchase price of approximately $79,416,839.

ITEM 4. PURPOSE OF TRANSACTION

     The Shares reported in this Schedule 13D were originally reported by the Reporting Persons on a Schedule 13G that was filed with the Securities and Exchange Commission on June 26, 2006. The Shares were acquired for investment purposes in the ordinary course of business.

     The Reporting Persons believe that the Common Stock is significantly undervalued and represents an attractive investment opportunity. The Reporting Persons believe that the Issuer has valuable and well-positioned assets, whose value is significantly greater than the current market capitalization of the company. However, the valuation of the company, and of those assets, is being depressed and diluted by poor capital discipline. The Reporting Persons believe that in order to avoid further dilution of shareholder value, the Issuer must substantially improve its capital discipline and focus on maximizing return on capital.

     Since the merger with Quorum Health Group in 2001, the Issuer has spent all available funds on expansion, resulting in negative free cash flow and dilution to shareholders. The Issuer has been unable to analytically demonstrate that this acquisition strategy is in the interest of shareholders, and does not appear to have sufficient focus on calculating return on investment, and ensuring its adequacy. As a result, growth of cash flow, EBITDA and net income, MEASURED ON A PER SHARE BASIS, have significantly lagged behind comparable companies.

     The Reporting Persons believe the Issuer should take actions to increase shareholder value, including, but not limited to, the following:

1) significantly reduce capital expenditures and acquisitions;
2) implement rigorous analytical standards for capital expenditures;
3) increase its focus on margins and efficiency of existing assets; and
4) significantly increase stock buybacks, in place of risky and unproven gambles on acquisitions and new facility construction.

     The Reporting Persons may engage in discussions and/or take certain actions regarding the foregoing, or any other matters, including, without limitation, the Issuer's operations or business development plans, business strategy, management or directors, governance, capitalization, strategic plans, competitive position, capital structure or capital management policy, with management and the directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, and investment and financing professionals. Such discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock. The Reporting Persons reserve the right at any time to reconsider and change their plans or proposals relating to the foregoing. Except as set forth herein, the Reporting Persons do not have any

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 11 of 16 Pages
-----------------------------                         -------------------------

current plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons further may purchase, hold, vote, trade, dispose of, engage in short selling of or any hedging or similar transactions with respect to the Common Stock or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in the market price of such Shares, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer and based on other factors including, without limitation, the price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, the Issuer's business, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time. Any acquisition or disposition of shares of, or short sales or other hedging transaction with respect to the shares of, Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,475,200 Shares, representing approximately 6.2% of the Issuer's outstanding Common Stock (based upon the 87,871,914 Shares stated to be outstanding by the Issuer as of July 31, 2006, in the Issuer's Form 10-Q for the period ending on June 30, 2006, filed with the Securities and Exchange Commission on August 8, 2006). Each of Mr. Singh, Singh LLC, TPG-Axon Management and GPLLC may be deemed to beneficially own 5,475,200 Shares. TPG-Axon Offshore may be deemed to beneficially own 3,593,189 Shares. Each of PartnersGP and TPG-Axon Domestic may be deemed to beneficially own 1,882,011 Shares. Each Reporting Person disclaims beneficial ownership of any of the Shares other than as reported herein as being directly held by it.

     (b) As of the date hereof, Mr. Singh, Singh LLC, TPG-Axon Management and GPLLC have, directly or indirectly, the right to vote and dispose or direct the disposition of, 5,475,200 Shares. TPG-Axon Offshore has, directly or indirectly, the right to vote and dispose or direct the disposition of, 3,593,189 Shares. Each of PartnersGP and TPG-Axon Domestic has, directly or indirectly, the right to vote and dispose or direct the disposition of, 1,882,011 Shares. (The percentages herein are based upon the 87,871,914 Shares stated to be outstanding by the Issuer as of July 31, 2006, in the Issuer's Form 10-Q for the period ending on June 30, 2006, filed with the Securities and Exchange Commission on August 8, 2006).

     (c) None.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as
Exhibit 1.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 -- Joint Filing Agreement, dated October 31, 2006, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 12 of 16 Pages
-----------------------------                         -------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2006



                            TPG-Axon GP, LLC



                            By: /s/  Dinakar Singh
                               ----------------------------------------
                                Dinakar Singh
                                Co-President


                            TPG-Axon Partners GP, L.P.
                            By:  TPG-Axon GP, LLC, general partner



                            By: /s/  Dinakar Singh
                               ----------------------------------------
                                Dinakar Singh
                                Co-President



                            TPG-Axon Partners, LP
                            By:  TPG-Axon Partners GP, L.P., general partner
                            By:  TPG-Axon GP, LLC, general partner



                            By: /s/  Dinakar Singh
                               ----------------------------------------
                                Dinakar Singh
                                Co-President



                            TPG-Axon Capital Management, L.P.
                            By:  TPG-Axon GP, LLC, general partner



                            By: /s/  Dinakar Singh
                               ----------------------------------------
                                Dinakar Singh
                                Co-President

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 13 of 16 Pages
-----------------------------                         -------------------------


                            TPG-Axon Partners (Offshore), Ltd.



                            By: /S/  Dinakar Singh
                               ----------------------------------------
                                Dinakar Singh
                                Director



                            Dinakar Singh LLC



                            By: /s/  Dinakar Singh
                               ----------------------------------------
                                Dinakar Singh
                                Managing Member



                               /s/  Dinakar Singh
                            -------------------------------------------
                                Dinakar Singh

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 14 of 16 Pages
-----------------------------                         -------------------------

                                LIST OF EXHIBITS
                                 TO SCHEDULE 13D

1.    Joint Filing Agreement

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 15 of 16 Pages
-----------------------------                         -------------------------

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

Each of the undersigned  acknowledges and agrees that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.


Dated: October 31, 2006


                           TPG-Axon GP, LLC



                           By: /s/  Dinakar Singh
                              ----------------------------------------
                               Dinakar Singh
                               Co-President



                           TPG-Axon Partners GP, L.P.
                           By:  TPG-Axon GP, LLC, general partner



                           By: /s/  Dinakar Singh
                              ----------------------------------------
                               Dinakar Singh
                               Co-President



                           TPG-Axon Partners, LP
                           By:  TPG-Axon Partners GP, L.P., general partner
                           By:  TPG-Axon GP, LLC, general partner



                           By: /s/  Dinakar Singh
                              ----------------------------------------
                               Dinakar Singh
                               Co-President

-----------------------------                         -------------------------
CUSIP NO. 89579K109             SCHEDULE 13D                Page 16 of 16 Pages
-----------------------------                         -------------------------

                           TPG-Axon Capital Management, L.P.
                           By:  TPG-Axon GP, LLC, general partner



                           By: /s/  Dinakar Singh
                              ----------------------------------------
                               Dinakar Singh
                               Co-President



                           TPG-Axon Partners (Offshore), Ltd.



                           By: /s/  Dinakar Singh
                              -----------------------------------
                               Dinakar Singh
                               Director




                           Dinakar Singh LLC



                           By: /s/  Dinakar Singh
                              -----------------------------------
                               Dinakar Singh
                               Managing Member




                               /s/  Dinakar Singh
                              -----------------------------------
                                    Dinakar Singh